# Next Future Transportation inc.



# ANNUAL REPORT

1608 Las Plumas Ave, San Jose, CA 95133
http://www.next-future-mobility.com

This Annual Report is dated April 22nd, 2019.

## BUSINESS

NEXT is a unique modular transportation solution that allows people and goods to move among connected modules to dynamically optimize occupancy rate, travel time quality, implement services in motion.

### Customer Problem

The world of transportation is in crisis with endemic traffic jams, pollution and underuse of cars and public transport. This leads wastage of human time and to an economic loss estimated by Forbes at over $700 Billion annually. We aim to provide for ease of commuter transit, seamlessly from door-to-door, such that the burden of daily transit disappears. Our solution provides for optimization of existing infrastructure such as road-ways and free-ways.

### Products & Services

We are creating the world's first on-demand mass transit system. Our autonomous pods can pick up passengers. Our system of dynamic- connect, allows pods to become "bus-trains" that physically connect to consolidate passengers to increase occupancy rate and redistributing them to the pod heading to their destination to avoid much longer routes and intermediate stops. Passengers can carry on with other activities during transit, enabled by specialized service pods.

**Target Market**

The markets addressed are: 1. Fleet replacement for transit operators - in lieu of buses and taxis, reducing costs and improving usage 2. Replacement of personal and rideshare cars with single pods - flexible, shareable 3. On-demand specialized services such as food, lodging, entertainment 4. Cargo movement from factories, warehouses, ports to stores and homes, farm- to-store goods.

**Business Model**

We have a strategy of systematic addition of value: Phase I - fleet replacement with human drivers in 2018-'20 Phase II - Modular autonomous operations for campuses, factories in 2019-'25 Phase III - Mass autonomous mass transit operations in 2025-'30 Phase IV - Specialized services such as restaurants, hotel units, office pods, cargo units NEXT will define, design, prototype and deliver for each segment and then license for manufacture.

**Customer Segments**

Municipalities and public transportation companies, interested in highly innovative transportation solutions, in developed cities dealing with congestion and in new asian and middle-east cities where the self- driving version can be implemented. - Private users: NEXT modules will be sold directly as upgradeable electric vehicles, customizable on-demand. - Private fleets for specialized purposes such as goods movement companies, amusement parks, hospitality industry.

**Sales & Marketing Strategy**

Our sales and marketing strategy is well-defined: 1. Mass transit operators have a clear need to meet cost reductions, increase efficiency and reduce pollution during fleet replacement. 2. Smart Cities have a requirement to define a future-proof solution for enabling transit methods for all segments of the population. 3. Truck operators are looking for solutions that reduce human operator costs, increase hours of operation.

**Competitors**

The transportation industry is changing rapidly for personal and business transport. The focus is on electric operated autonomous fleets. We are very well positioned in this evolution. We are focused on "customized mass transit" and we are unique in this segment. Competitors are electric single unit buses and electric cars. We have a systematic, scalable, elastic, autonomous approach to mass transit. Adoption requires no new Hard Infrastructure.

**Competitive Advantage**

Our solution is complete with full scale working prototypes, mockups, PLM software development and design, 3D virtual and CAD simulations, visualization, structural analysis and prototype manufacturing. We have written software and coding that demonstrates the feasibility and practicality of our ideas. We have a first-mover advantage secured by extensive patent filings. Our vision has seen enormous traction. We have global customer requests.

**First public operation**

In February 2018 NEXT officially unveiled its solution with the public during the World Government Summit in Dubai.

The WGS has become one of the most important meetings, which brings together leaders in government for a global dialogue about governmental process and policies with a focus on the issues of futurism, technology and innovation, as well as other topics. The summit acts as a knowledge exchange hub between government officials, thought leaders, policy makers, and private sector leaders, and as an analysis platform for the future trends, issues and opportunities facing society. The summit hosts well over 100 speakers from 150 participating countries along with over 4000 attendees

NEXT was at the center of the WGS, prominently showcased as the primary innovation that will change the future of public transportation. We are very fortunate to have been selected by His Highness Sheikh Mohammed Al Maktoum (Prime Minister of the United Arab Emirates (UAE), and ruler of the Emirate of Dubai), and to be supported by the Dubai Roads and Transport Authority (RTA).

NEXT is now focusing on transitioning from the post conceptual stage to developing a re-engineered product that can be homologated and mass produced for commercial use.

**Previous Offerings**

Between April and October, 2017 we offered a SAFE with $20MM Valuation Cap, 18% Discount and Minimum Investment Amount (per investor) of $250 under Regulation Crowdfunding.

A SAFE is an acronym that stands for "Simple Agreement for Future Equity" and offers you the right to future shares in our Company. The number of shares you will receive in the future will be determined at the next qualified equity financing, in which the Company issues stock to investors in a minimum aggregate amount of $1,000,000. The conversion price per share is either, (a) the Valuation Cap divided by the fully diluted capitalization, or (b) the price per share of Common Stock or Preferred Stock, as applicable, sold in an Equity Financing multiplied by the Discount Rate, whichever calculation results in a greater number of shares of Common Stock or Preferred Stock, as applicable.

For the purposes of the SAFE agreements, "Equity Financing" means the next sale (or series of related sales) by the Company of its equity Securities to one or more third parties following the date of the agreement from which the Company receives gross proceeds of not less than $1,000,000 with the principal purpose of raising capital.

## REGULATORY INFORMATION

### Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

### Compliance failure

The company has not previously failed to comply with Regulation CF.

### Annual Report

The company will make annual reports available at http://www.next-future-mobility.com in the section labeled "Investors". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

### Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in DEC-31-2018.

### Operating Results – 2018 Compared to 2017

In 2018 we generated revenue by receiving Grant Money and Operating Cash from our UAE based customers.

### Financial Condition Results of Operation

We have not yet generated any vehicles sale revenues and do not anticipate doing so until we have completed the building and delivery of our commercial vehicle, which we do not anticipate occurring until the end of 2020. Based on our forecast, with the available liquidity we anticipate that we can operate the business for 12 months without revenue generation.

### Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $310,365. As today the company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. The Company intends to raise additional funds through equity or debt issuances, or any other method available to the company.

## Recent offerings of securities

None disclosable.

## Valuation

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

## Directors, Executive Officers and significant Employees

Our directors and executive officers as of the date hereof, are as follows:

| Tommaso Gecchelin | CTO |
| Emmanuele Spera | CEO |
| Sven Hackmann | EVP |

## Risk Factors

These are the principal risks that related to the company and its business:

Our patents and other intellectual property could be unenforceable or ineffective. One of the Company's most valuable asset is its intellectual property. We currently hold a design patent and a utility patent that has been filed globally. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to the improvement of our systems and solutions. Patents can be legally challenged, and resulting disputes may lead to delays in the company product and organizational timeline.

There are several potential competitors who are better positioned than we are to take the majority of the market. We will compete with larger, established EV bus and known pod manufacturers who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the Next modules developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that the competition will intensify.

This is a brand-new company. It has no history, no clients, no revenues. If you are investing in this company, it's because you think the Next modules are a good idea, that the IP Company will be able to secure the intellectual property rights to the Next modules and that the company will secure the exclusive marketing and manufacturing rights to the Next modules from the IP Company, that we will be able to successfully market, manufacture and sell the Next modules, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vehicle and we plan to market a vehicle that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Even if we raise the maximum sought in the equity Crowdfunding offering, we may need to raise extensive funds in order to be able to start manufacturing operations. We estimate that we will require at least $14.5 million to commence commercial production of a first vehicle fleet. We believe that we will be able to finance the commercial production of the Next pods through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

Ability to obtain additional capital financing. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

The company valuation reflected in this document is based on assumptions which have not been professionally evaluated and audited. No one can represent that the company is worth a specific amount. The decision to invest remains solely with you, the investor. In any case seek professional financial advice.

Our business projections are only estimates. There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Next modules has priced the services at a level that allows the company to make a profit and still attract business.

Mass production may compromise the current and anticipated performance of our product. Although we currently have prototypes of our product, we plan to mass produce our Next modules. We will need to manufacture enough of our product to meet customer demands, however, mass production of our Next modules may negatively impact the current and anticipated performance of our product.

We have a small management team. The company depends on the skill and experience of two individuals, Emmanuele Spera and Tommaso Gecchelin, who work for the company full-time. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled

"Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of intercompany debt or back payments.

## OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS
## OF THE SECURITIES

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

## PRINCIPAL SECURITY HOLDERS

Emmanuele Spera, 44.0% ownership, Common Stock
Tommaso Gecchelin, 36.0% ownership, Common Stock

### Classes of securities

Common Stock: Voting Rights
The holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

### Dividend Rights

Subject to preferences that may be applicable to any then outstanding Preferred Stock, the holders of our Common Stock, are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this Offering or in the foreseeable future.

### Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of any additional classes of preferred stock that we may designate in the future.

## What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matters, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)     to the Company;
(2)     to an accredited investor;
(3)     as part of an offering registered with the SEC; or

(4)     to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 22nd, 2019.

**Next Future Transportation inc.**

By: _____

　　　Name:     Emmanuele Spera

　　　Title:       Chief Executive Officer

I, Emmanuele Spera, the CEO of NEXT Future Transportation inc., hereby certify that the financial statements of NEXT Future Transportation inc. and notes thereto for the periods from the 1st January 2017 (beginning date of review) to the 31st December 2018 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $567,036; taxable income of $25,593 and total tax Federal $5,375, CA $11,453.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 22nd 2019.

CEO
April 22nd 2019

**NEXT Future Transportation inc.**

**FINANCIAL STATEMENTS**
**(UNAUDITED)**

**AS OF AND FOR THE YEARS ENDED**
**December 31, 2018 and 2017**

NEXT Future Transportation inc.
Index to Financial Statements
(unaudited)

**Pages**

Balance Sheets as of December 31, 2018 and 2017                                          4

Statements of Operations for the years ended December 31, 2018 and 2017                  8

Statements of Stockholders' Equity the for years ended December 31, 2018 and 2017        12

Statements of Cash Flows for the years ended December 31, 2018 and 2017                  13

Notes to the Financial Statements                                                        15

# Next Future Transportation inc.

## BALANCE SHEET

### As of December 31, 2018

|  | TOTAL |
|---|---|
| **ASSETS** |  |
| Current Assets |  |
| Bank Accounts |  |
| 2893 BUSINESS CHECKING (2893) | 307,465.96 |
| Checking | 0.00 |
| **Total 2893 BUSINESS CHECKING (2893)** | **307,465.96** |
| 7735 BUSINESS CHECKING (7735) | 2,899.19 |
| **Total Bank Accounts** | **$310,365.15** |
| Accounts Receivable |  |
| Accounts Receivable (A/R) | 10,672.68 |
| **Total Accounts Receivable** | **$10,672.68** |
| Other Current Assets |  |
| Inventory Asset | 7,060.12 |
| Prototypes | 115,411.27 |
| **Total Other Current Assets** | **$122,471.39** |
| **Total Current Assets** | **$443,509.22** |
| Fixed Assets |  |
| Accumulated Amortization | -2,024.00 |
| Other fixed assets | 7,919.00 |
| **Total Fixed Assets** | **$5,895.00** |
| **TOTAL ASSETS** | **$449,404.22** |
| **LIABILITIES AND EQUITY** |  |
| Liabilities |  |
| Current Liabilities |  |
| Credit Cards |  |
| 1007 Amex Business Gold | 4,714.97 |
| 5644 Business Visa | 1,747.97 |
| **Total Credit Cards** | **$6,462.94** |
| Other Current Liabilities |  |
| Deferred Revenue | 99,950.00 |
| Direct Deposit Payable | 0.00 |
| Federal Tax Payable | 1.00 |
| Payroll Liabilities | 0.00 |
| CA PIT / SDI | 488.31 |
| CA SUI / ETT | 0.00 |
| Federal Taxes (941/944) | 2,192.04 |
| Federal Unemployment (940) | 84.00 |
| **Total Payroll Liabilities** | **2,764.35** |
| State Taxes Payable | 0.00 |
| **Total Other Current Liabilities** | **$102,715.35** |
| **Total Current Liabilities** | **$109,178.29** |
| **Total Liabilities** | **$109,178.29** |

|                              | TOTAL          |
| ---------------------------- | -------------- |
| Equity                       |                |
|   Retained Earnings | 10,763.00     |
|   Stock Emmanuele  | 440.00         |
|   Stock Others     | 314,927.55     |
|   Stock Tommaso    | 360.00         |
|   Treasury Stock   | -2,000.00      |
|   Net Income       | 15,735.38      |
| **Total Equity**             | **$340,225.93** |
| **TOTAL LIABILITIES AND EQUITY** | **$449,404.22** |

# Next Future Transportation inc.

## BALANCE SHEET

### As of December 31, 2017

| | TOTAL |
|---|---|
| ASSETS | |
| Current Assets | |
| Bank Accounts | |
| 2893 BUSINESS CHECKING (2893) | 260,893.12 |
| 7735 BUSINESS CHECKING (7735) | 1,000.00 |
| **Total Bank Accounts** | **$261,893.12** |
| Accounts Receivable | |
| Accounts Receivable (A/R) | 6,123.87 |
| **Total Accounts Receivable** | **$6,123.87** |
| Other Current Assets | |
| Inventory Asset | 1,164.45 |
| Prototypes | 59,328.65 |
| **Total Other Current Assets** | **$60,493.10** |
| **Total Current Assets** | **$328,510.09** |
| Fixed Assets | |
| Accumulated Amortization | -1,496.00 |
| Other fixed assets | 7,919.00 |
| **Total Fixed Assets** | **$6,423.00** |
| **TOTAL ASSETS** | **$334,933.09** |
| LIABILITIES AND EQUITY | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |
| 1007 Amex Business Gold | 639.59 |
| 5644 Business Visa | 1,338.94 |
| **Total Credit Cards** | **$1,978.53** |
| Other Current Liabilities | |
| Direct Deposit Payable | 0.00 |
| Federal Tax Payable | 2,724.00 |
| Payroll Liabilities | 0.00 |
| CA PIT / SDI | 152.39 |
| CA SUI / ETT | 490.00 |
| Federal Taxes (941/944) | 643.62 |
| Federal Unemployment (940) | 84.00 |
| **Total Payroll Liabilities** | **1,370.01** |
| State Taxes Payable | 2,370.00 |
| **Total Other Current Liabilities** | **$6,464.01** |
| **Total Current Liabilities** | **$8,442.54** |
| **Total Liabilities** | **$8,442.54** |
| Equity | |
| Retained Earnings | -29,278.80 |
| Stock Emmanuele | 440.00 |

|  | TOTAL |
|---|---|
| Stock Others | 314,927.55 |
| Stock Tommaso | 360.00 |
| Net Income | 40,041.80 |
| **Total Equity** | **$326,490.55** |
| **TOTAL LIABILITIES AND EQUITY** | **$334,933.09** |

NEXT Future Transportation inc.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

# Next Future Transportation inc.

## PROFIT AND LOSS

### January - December 2018

|  | TOTAL |
|---|---|
| **Income** |  |
| Sales | 567,036.03 |
| Unapplied Cash Payment Income | 0.00 |
| **Total Income** | **$567,036.03** |
| Cost of Goods Sold |  |
| Shipping | 36,733.45 |
| **Total Cost of Goods Sold** | **$36,733.45** |
| **GROSS PROFIT** | **$530,302.58** |
| Expenses |  |
| Advertising & Marketing | 1,029.94 |
| Auto expense-gas | 659.14 |
| Bank Charges & Fees | 1,917.57 |
| Contractors | 159,887.31 |
| Depreciation expense | 528.00 |
| Dues & subscriptions | 1,450.76 |
| Insurance | 1,543.25 |
| Job Supplies | 257.91 |
| Legal & Professional Services | 66,759.63 |
| Meals & Entertainment | 4,816.76 |
| Office Supplies & Software | 3,307.13 |
| Other Business Expenses | 456.56 |
| Payroll Expenses | 0.00 |
| Taxes | 15,800.80 |
| Wages | 195,200.00 |
| **Total Payroll Expenses** | **211,000.80** |
| Reimbursable Expenses | 742.66 |
| Rent & Lease | 18,414.23 |
| Repairs & Maintenance | 1,001.03 |
| State Tax  prior year | 3,326.68 |
| Taxes & Licenses | 1,628.76 |
| Telephone | 783.16 |
| Travel | 45,062.23 |
| **Total Expenses** | **$524,573.51** |
| **NET OPERATING INCOME** | **$5,729.07** |
| Other Income |  |
| cash back rewards | 187.04 |
| Grant or Prize | 17,179.27 |
| **Total Other Income** | **$17,366.31** |
| Other Expenses |  |
| Federal Tax expense | 2,680.00 |
| State Tax expense | 4,680.00 |
| **Total Other Expenses** | **$7,360.00** |

|                   | TOTAL       |
|-------------------|-------------|
| NET OTHER INCOME  | $10,006.31  |
| NET INCOME        | $15,735.38  |

# Next Future Transportation inc.

## PROFIT AND LOSS
### January - December 2017

|  | TOTAL |
|---|---:|
| Income |  |
|   Sales | 240,123.82 |
|   Unapplied Cash Payment Income | 24.00 |
|   Uncategorized Income | 547.24 |
| **Total Income** | **$240,695.06** |
| Cost of Goods Sold |  |
|   Shipping | 518.80 |
| **Total Cost of Goods Sold** | **$518.80** |
| **GROSS PROFIT** | **$240,176.26** |
| Expenses |  |
|   Advertising & Marketing | 2,452.66 |
|   Amortization Expense | 528.00 |
|   Auto expense-gas | 757.88 |
|   Bank Charges & Fees | 1,295.00 |
|   Contractors | 94,070.14 |
|   Dues & subscriptions | 219.98 |
|   Insurance | 716.75 |
|   Job Supplies | 580.96 |
|   Legal & Professional Services | 38,953.47 |
|   Meals & Entertainment | 986.16 |
|   Office Supplies & Software | 1,914.80 |
|   Other Business Expenses | 438.37 |
|   Payroll Expenses | 0.00 |
|    Taxes | 3,159.70 |
|    Wages | 33,800.00 |
|   **Total Payroll Expenses** | **36,959.70** |
|   Repairs & Maintenance | 293.34 |
|   Taxes & Licenses | 4,343.00 |
|   Travel | 10,530.25 |
| **Total Expenses** | **$195,040.46** |
| **NET OPERATING INCOME** | **$45,135.80** |
| Other Expenses |  |
|   Federal Tax expense | 2,724.00 |
|   State Tax expense | 2,370.00 |
| **Total Other Expenses** | **$5,094.00** |
| **NET OTHER INCOME** | **$ -5,094.00** |
| **NET INCOME** | **$40,041.80** |

# NEXT Future Transportation inc.
## STATEMENTS OF STOCKHOLDERS' EQUITY
### FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

| | Preferred Stock | | Common stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Deficit |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| February 27th 2015 | - | $ - | - | $ - | $ - | $ - | $ - |
| Issuance of founders stock | - | - | 8,000,000 | 800 | - | - | 800 |
| Shares issued for cash | - | - | 10,000 | 10 | 4,990 | - | 5,000 |
| Net income (loss) | - | - | - | - | - | (5,968) | (5,968) |
| December 31st, 2015 | - | $ - | 8,010,000 | $ 810 | $ 4,990 | $ (5,968) | $ (168) |
| Shares issued for cash | - | - | 22,000 | 22 | 10,978 | - | 11,000 |
| Net income (loss) | - | - | - | - | - | (23,311) | (23,311) |
| December 31st, 2016 | - | $ - | 8,032,000 | $ 832 | $ 15,968 | $ (29,279) | $ (12,479) |
| Shares issued for cash | - | - | 30,000 | 30 | 15,000 | - | 15,030 |
| Net income (loss) | - | - | - | - | - | 17,762 | 17,762 |
| December 31st, 2017 | - | $ - | 8,062,000 | $ 862 | $ 30,968 | $ (11,517) | $ 20,313 |
| Stock option compensation | - | - | - | - | - | - | - |
| Net income (loss) | - | - | - | - | - | 25,593 | 25,593 |
| December 31st, 2018 | - | $ - | 8,062,000 | $ 862 | $ 30,968 | $ 14,076 | $ 45,906 |

## NEXT Future Transportation inc.
## STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

## Next Future Transportation inc.

**STATEMENT OF CASH FLOWS**

January - December 2018

|  | TOTAL |
|---|---|
| ▾ OPERATING ACTIVITIES |  |
| Net Income | 15,735.38 |
| ▾ Adjustments to reconcile Net Income to Net Cash provided by operations: | 0.00 |
| Accounts Receivable (A/R) | -4,548.81 |
| Inventory Asset | -5,895.67 |
| Prototypes | -56,082.62 |
| Accumulated Amortization | 528.00 |
| 1007 Amex Business Gold | 4,075.38 |
| 5644 Business Visa | 409.03 |
| Deferred Revenue | 99,950.00 |
| Direct Deposit Payable | 0.00 |
| Federal Tax Payable | -2,723.00 |
| Payroll Liabilities:CA PIT / SDI | 335.92 |
| Payroll Liabilities:CA SUI / ETT | -490.00 |
| Payroll Liabilities:Federal Taxes (941/944) | 1,548.42 |
| Payroll Liabilities:Federal Unemployment (940) | 0.00 |
| State Taxes Payable | -2,370.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **34,736.65** |
| **Net cash provided by operating activities** | **$50,472.03** |
| ▾ FINANCING ACTIVITIES |  |
| Treasury Stock | -2,000.00 |
| **Net cash provided by financing activities** | **$ -2,000.00** |
| NET CASH INCREASE FOR PERIOD | **$48,472.03** |
| Cash at beginning of period | 261,893.12 |
| CASH AT END OF PERIOD | **$310,365.15** |

13

# Next Future Transportation inc.

**STATEMENT OF CASH FLOWS**

January - December 2017

| | TOTAL |
|---|---:|
| ▼ OPERATING ACTIVITIES | |
| Net Income | 40,041.80 |
| ▼ Adjustments to reconcile Net Income to Net Cash provided by operations: | 0.00 |
| Accounts Receivable (A/R) | -6,123.87 |
| Inventory Asset | -1,164.45 |
| Prototypes | -34,839.57 |
| Accumulated Amortization | 528.00 |
| 1007 Amex Business Gold | 639.59 |
| 5644 Business Visa | 1,338.94 |
| Direct Deposit Payable | 0.00 |
| Federal Tax Payable | 2,724.00 |
| Payroll Liabilities:CA PIT / SDI | 152.39 |
| Payroll Liabilities:CA SUI / ETT | 490.00 |
| Payroll Liabilities:Federal Taxes (941/944) | 643.62 |
| Payroll Liabilities:Federal Unemployment (940) | 84.00 |
| State Taxes Payable | 2,370.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-33,157.35** |
| **Net cash provided by operating activities** | **$6,884.45** |
| ▼ FINANCING ACTIVITIES | |
| Loan Emmanuele (deleted) | -21,314.10 |
| Loan Sridhar (deleted) | -1,823.00 |
| Loan Tommaso (deleted) | -21,314.02 |
| Stock Others | 298,927.55 |
| **Net cash provided by financing activities** | **$254,476.43** |
| NET CASH INCREASE FOR PERIOD | **$261,360.88** |
| Cash at beginning of period | 532.24 |
| CASH AT END OF PERIOD | **$261,893.12** |

**NOTE 1 – NATURE OF OPERATIONS**

Next Future transportation Inc. was formed on 02/27/2015 ("Inception") in the State of Delaware. The financial statements of Next Future transportation Inc. (which may be referred to as the"Company","we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose CA.

NEXT Future Transportation is a road transportation system based on electric modular vehicles. The modules are able to physically connect/disconnect to each other creating a bus-like walkable open space that allows people and goods to move from one module to another. This unique feature realizes the huge pent-up demand potential that efficiency optimization represents, both in a human driving scenario and a self-driving one.

What drives the development of this system is not only the pursuit of efficiency, but also the search for sustainability in the transportation market. Since the NEXT system doesn't require any new road or travel infrastructure, these modular vehicles make it possible to radically optimize logistics and satisfy future passengers needs, all while unlocking the potential of self-driving technology. Also, its scalable ecosystem allows complete travel personalization.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*

The Company will recognize revenues from the sale of transportation modules and related services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Income Taxes*

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 4 – STOCKHOLDERS' EQUITY

*Common Stock*

We have authorized the issuance of 8,062,000 shares of our common stock with par value of $0.0001.

## NOTE 5 – RELATED PARTY TRANSACTIONS

None

## NOTE 6 – SUBSEQUENT EVENTS

In 2016 we signed a $200,000 KISS note with Turn8 with a 3% interest and a 12 month maturity with $20M Valuation cap, the note has not yet been converted.

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 22nd, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.